UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

2400 Market Street, 4th Floor

Philadelphia, PA 19103

(610) 660-5610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100	Page 1

1.	Name Of Reporting Person Joseph M. Field
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship Or Place Of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 15,174,496
	8.	Shared Voting Power 555,000
	9.	Sole Dispositive Power 15,174,496
	10.	Shared Dispositive Power 555,000

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 15,729,496
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.12%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 293639100	Page 2

Preliminary Note: This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) is being filed by Joseph M. Field to amend and supplement the Schedule 13D originally filed on July 9, 2008, (as amended to date, the “Schedule 13D”). Dispositions by the Reporting Person to his children in connection with his estate planning exceed 1% of the Class A Common Stock of the Issuer since the Reporting Person’s most recent amended Schedule 13D and therefore necessitate the filing of this Amendment No. 13.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	Amount Beneficially Owned:	15,729,496

Joseph M. Field beneficially owns 15,729,496 shares which includes:

(i) 12,799,758 shares of Class A common stock with respect to which the Reporting Person holds as trustee, in trust for the benefit of himself;

(ii) 1,295,949 shares of Class B common stock that can be converted into Class A Stock);

(iii) 1,057,211 shares of Class A common stock with respect to which the Reporting Person is the record holder;

(iv) 330,000 shares of Class A common stock beneficially owned by the spouse of the Reporting Person;

(v) 175,000 shares of Class A common stock beneficially owned by the Reporting Person as a director and officer of the Joseph and Marie Field Foundation; and

(vi) 50,000 shares of Class A common stock beneficially owned by the Reporting Person as a director and officer of the Joseph and Marie Field Family Environmental Foundation;

(viii) 21,578 shares of Class A common stock held of record by the Reporting Person as trustee of a trust for the benefit of the Reporting Person’s sister-in-law.

(b)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	15,174,496

	(ii)	shared power to vote or to direct the vote:	555,000

	(iii)	sole power to dispose or to direct the disposition of:	15,174,496

	(iv)	shared power to dispose or to direct the disposition of:	555,000

CUSIP No. 293639100	Page 3

(c) During the past sixty (60) days Joseph M. Field, in connection with his estate planning, disposed of: (A) 1,000,000 shares of Class A common stock of the Company to his daughter; and (B) 1,000,000 shares of Class B common stock of the Company (which are convertible into Class A Common Stock) to his son, in two separate private transactions, as follows:

•	1,000,000 shares of Class B common stock were sold by Joseph M. Field to his son on November 23, 2020 at a price of $2.57 per share; and

•	1,000,000 shares of Class A common stock were sold by Joseph M. Field to his daughter on November 23, 2020 at a price of $2.57 per share.

CUSIP No. 293639100	Page 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2020
Date

/S/ Joseph M. Field
Signature

Joseph M. Field
Name/Title